                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             Old Stone Corporation
                             ---------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
                 Cumulative Voting Convertible Preferred Stock,
                      Series B, par value $1.00 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   680293107
                                   680293305
                                 --------------
                                 (CUSIP Number)


William A. Ackman, Manager            With a copy to:
Manticore Properties, LLC                      Morris Orens, Esq.
110 East 42nd Street, 18th Floor      Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10017             919 Third Avenue
(212) 286-0300                        New York, New York 10022
                                      (212) 758-9500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 19, 1998
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

				SCHEDULE 13D

CUSIP NO. 680293107			                 PAGE 2 OF 18 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Manticore Properties LLC (133974831)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						   	WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION			    Delaware
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER        1,603,968 Common Shares
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER   1,603,968 Common Shares
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                               1,603,968 Common Shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*					 	[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					          00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D

CUSIP NO. 680293305			                 PAGE 3 OF 18 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Manticore Properties LLC (133974831)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						   	WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION			    Delaware
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER       297,018 Preferred Shares
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER  297,018 Preferred Shares
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                              297,018 Preferred Shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*					 	[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					          00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D

CUSIP NO. 680293107			                 PAGE 4 OF 18 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Gotham Partners, L.P. (133700768)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						   	WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION	 		     New York
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER             2,974 Common Shares
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER       1,603,968 Common Shares
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER        2,974 Common Shares
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER  1,603,968 Common Shares
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                1,606,942 Common Shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*					 	[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					          PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D

CUSIP NO. 680293305			                 PAGE 5 OF 18 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Gotham Partners, L.P. (133700768)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						   	WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION			    New York
------------------------------------------------------------------------------
      NUMBER OF         7. SOLE VOTING POWER                                0
      SHARES           -------------------------------------------------------
      BENEFICIALLY      8. SHARED VOTING POWER       297,018 Preferred Shares
      OWNED BY         -------------------------------------------------------
      EACH              9. SOLE DISPOSITIVE POWER                           0
      REPORTING        -------------------------------------------------------
      PERSON WITH      10. SHARED DISPOSITIVE POWER  297,018 Preferred Shares
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                               297,018 Preferred Shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*					 	[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					          PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D

CUSIP NO. 680293107			                 PAGE 6 OF 18 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Gotham Partners II, L.P.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						   	WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION	 		    New York
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                26 Common Shares
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER       1,603,968 Common Shares
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER           26 Common Shares
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER  1,603,994 Common Shares
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                1,603,994 Common Shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*					 	[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		19.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					          PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D

CUSIP NO. 680293305			                 PAGE 7 OF 18 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Gotham Partners II, L.P.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						   	WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION	 		     New York
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                               0
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER      297,018 Preferred Shares
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                          0
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER  297,018 Preferred Shares
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                297,018 Preferred Shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*					 	[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		28.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					          PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D

CUSIP NO. 680293107			                 PAGE 8 OF 18 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Gotham International Advisors, LLC
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						   	WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION	 		    New York
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER           51,067 Common Shares
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER      51,067 Common Shares
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                  51,067 Common Shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*					 	[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.6%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					       OO;IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D

CUSIP NO. 680293305			                 PAGE 9 OF 18 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Gotham International Advisors, LLC
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*						   	WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION	 		     New York
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER         11,800 Preferred Shares
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                             0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER    11,800 Preferred Shares
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                        0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                11,800 Preferred Shares
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*					 	[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	 	 1.1%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*					       OO;IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                  This Amendment No. 2 amends and supplements the Statement on
Schedule 13D, as previously amended (this "Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners II, L.P., a New York limited partnership ("Gotham II" and together with Gotham II, the "Funds"), and Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham and Gotham II, relating to the beneficial ownership of shares of Common Stock, par value $1.00 per share (the "Common Shares") and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

                  Except as specifically provided herein, the Amendment does not modify any of the information previously reported in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended by adding the following:

                  This Statement is being filed by the Purchaser, Gotham, Gotham II and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors", and together with Gotham and Gotham II, the "Reporting Persons"), with respect to Common Shares owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company.

                  Each of Gotham and Gotham II was formed to engage in the buying and selling of securities for investment for its own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International.

                  Section H Partners, L.P., a New York limited partnership ("Section H") is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina") and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the Shares held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such Shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors.

                  Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham II and (ii) Gotham Advisors, and through such entity the affairs of Gotham International. The business address of each of the Purchaser, Gotham, Gotham II, Gotham Advisors, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

                  During the last five years, none of the Purchaser, Gotham, Gotham II, Gotham Advisors, Gotham International, Section H, Karenina, DPB Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following:

                  The aggregate purchase price of the Shares purchased by Gotham, Gotham II, and Gotham International and reported in this Amendment No. 2 was $6,007, $53 and $293,079, respectively. All of the funds required for these purchases were obtained from the general funds of Gotham, Gotham II, and Gotham International, respectively.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by adding the following:

                  The Reporting Persons acquired the Shares for investment purposes to make a speculative investment in the outcome of the Company's legal action against the U.S. government. In general, the Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze and evaluate the performance of securities owned by them, including the Shares, and the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation on and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

                  Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities and may communicate with Company regarding these or other similar or related matters.

                  In addition, one or more of the Reporting Persons may acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares. Such actions will depend upon a variety of factors including, without limitation, current and anticipated future trading prices for such Shares, the financial conditions, results of operations and prospects of the Company, alternative investment opportunity, general economic financial market and industry conditions, and future actions of the Company and its management.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by adding the following:

                  Based on the Company's Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Reg. No. 33-21440), dated January 26, 1989, the Preferred Shares are convertible at the option of the holder for a period of twenty years after February 20, 1981 on the basis of one and one-third Common Shares for each two Preferred Shares during the first five years and thereafter are convertible on the basis of one and one-third Common Shares for that number of Preferred Shares determined by dividing the per share book value of the Common Shares as defined in the resolution creating the Preferred Shares by $20.00 but in no event will the number of Preferred Shares exchanged for one and one-third Common Shares be less than two shares.

                  On the basis of the foregoing, the Preferred Shares held by the Reporting Persons are convertible into Common Shares on the basis of two Preferred Shares for each one and one-third Common Share. Accordingly, the 297,018 Preferred Shares owned by the Purchaser are convertible into 198,012 Common Shares and the 11,800 Preferred Shares owned by Gotham International are convertible into 7,867 Common Shares.

                  The Purchaser beneficially owns 1,603,968 Common Shares (including the 198,012 Common Shares into which the Preferred Shares owned by the Purchaser are convertible) or 19.0% of the outstanding Common Shares (which would be outstanding following such conversion) and 297,018 or 28.4% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by the Purchaser. Gotham and Gotham II have shared power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares as described below.

                  Gotham beneficially owns an aggregate of 1,606,942 or 19.0% of the outstanding Common Shares, of which (i) 2,974 Common Shares are directly owned by Gotham, and (ii) 1,603,968 Common Shares are indirectly owned by Gotham through the Purchaser. Gotham beneficially owns an aggregate of 297,018 or 28.4% of the outstanding Preferred Shares, all of which are indirectly owned by Gotham through the Purchaser. Gotham II beneficially owns an aggregate of 1,603,994 or 19.0% of the outstanding Common Shares, of which (i) 26 Common Shares are directly owned by Gotham II, and (ii) 1,603,968 Common Shares are indirectly owned by Gotham II through the Purchaser. Gotham II beneficially owns an aggregate of 297,018 or 28.4% of the outstanding Preferred Shares, all of which are indirectly owned by Gotham II through the Purchaser.

                  Gotham International owns 51,067 Common Shares (including the 7,867 Common Shares into which the Preferred Shares owned by Gotham International are convertible) or 0.6% of the outstanding Common Shares (which would be outstanding following such conversion) and 11,800 Preferred Shares or 1.1% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Advisors.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,246,175 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of September 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

                  (b) Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

                  (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham II, and Gotham International during the past 60 days. In each case, the transactions were effected through open-market purchases.


GOTHAM
                        SHARES OF COMMON    SHARES OF PREFERRED   PRICE PER
             DATE        STOCK PURCHASED      STOCK PURCHASED     SHARE ($)

            1/15/98           2,974                                 2.02

GOTHAM II
            1/15/98              26                                 2.02

GOTHAM INTERNATIONAL
            2/06/98           4,500                                 2.95
            2/06/98                                4,300            8.45
            2/13/98          17,000                                 4.0625
            2/17/98          21,700                                 4.0625
            2/19/98                                7,500           11.50


                  Except as described above, none of the Purchaser, Gotham, Gotham II, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has affected any transactions in the securities of the Company during the past sixty days.

(d) and (e).   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by the following:

                  None of the Purchaser, Gotham, Gotham II, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, divisions of profit or leases or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  The following exhibit is being filed with this Schedule:

Exhibit 3 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 1998     MANTICORE PROPERTIES, LLC

                              By: /s/ William A. Ackman
                                  -------------------------------
                                  Name:  William A. Ackman
                                  Title: Manager


                              GOTHAM PARTNERS, L.P.

                              By: Section H Partners, L.P.,
                                  its general partner

                              By:  Karenina Corporation
                                   a general partner of Section H Partners, L.P.

                              By:  /s/ William A. Ackman
                                   -------------------------------
                                   Name: William A. Ackman
                                   Title: President


                              GOTHAM PARTNERS II, L.P.

                              By: Section H Partners, L.P.,
                                  its general partner

                              By:  Karenina Corporation
                                   a general partner of Section H Partners, L.P.

                              By:  /s/ William A. Ackman
                                   -------------------------------
                                   Name: William A. Ackman
                                   Title: President


                              GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                              By:  /s/ William A. Ackman
                                   -------------------------------
                                   Name: William A. Ackman
                                   Title: Senior Managing Member

                                 Exhibit Index

Exhibit No.         Description
-----------         -----------

Exhibit 1* Agreement, dated November 14, 1997, among Manticore Properties, LLC, Gotham Partners, L.P. and Gotham Partners II, L.P.

Exhibit 2*          Agreement of Joint Filing.

Exhibit 3           Agreement of Joint Filing.



-----------------
* Previously filed.

EXHIBIT 3

                           AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Shares and Preferred Shares of Old Stone Corporation and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 24th day of February, 1998.

                             MANTICORE PROPERTIES, LLC

                             By: /s/ William A. Ackman
                                 -----------------------------
                                 Name:  William A. Ackman
                                 Title: Manager


                             GOTHAM PARTNERS, L.P.

                             By: Section H Partners, L.P.,
                                 its general partner

                             By:  Karenina Corporation
                                  a general partner of Section H Partners, L.P.

                             By:  /s/ William A. Ackman
                                  -----------------------------
                                  Name: William A. Ackman
                                  Title:   President


                             GOTHAM PARTNERS II, L.P.

                             By: Section H Partners, L.P.,
                                 its general partner

                             By:  Karenina Corporation
                                  a general partner of Section H Partners, L.P.

                                        By:  /s/ William A. Ackman
                                             -----------------------------
                                             Name: William A. Ackman
                                             Title: President


                                        GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                                        By:  /s/ William A. Ackman
                                             -----------------------------
                                             Name: William A. Ackman
                                             Title: Senior Managing Member